

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729



August 1, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated August 1, 2003

- **Legacy Hotels Real Estate Investment Trust Completes Acquisition Of The Olympic Hotel - Property to be Managed by Fairmont Hotels & Resorts**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: 
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.



REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES ACQUISITION OF THE OLYMPIC HOTEL
- Property to be Managed by Fairmont Hotels & Resorts -

TORONTO, August 1, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) is pleased to announce that it has completed the acquisition of the Olympic Hotel, located in Seattle. Fairmont Hotels & Resorts ("Fairmont") will manage the property, which will be officially flagged "The Fairmont Olympic Hotel, Seattle" today.

Commenting on the transaction, Neil J. Labatte, President and Chief Executive Officer of Legacy, said, "We are pleased to be adding such a high-quality heritage asset to our portfolio. This Seattle hotel is an exceptional property in an important market and represents the qualities we seek for our portfolio of luxury hotels." Added Mr. Labatte, "This irreplaceable property is a natural complement to Legacy's strong Fairmont presence in both Vancouver and Victoria, British Columbia."

The purchase price for the property, including closing costs, was approximately US$105 million, or Cdn$145 million, and was financed through the assumption of an existing first mortgage of approximately US$44 million, or Cdn$61 million, and available credit facilities.

Fairmont has agreed to make a payment to Legacy to acquire the long-term management contract. The terms of the agreement have been approved by Legacy's Independent Trustees.

Legacy expects that this acquisition will enhance the portfolio's current performance and create long-term value for unitholders.

About The Fairmont Olympic Hotel
Built in 1924 and located in the heart of Seattle's fashionable Rainier Square neighbourhood, this 450-room property, including 209 suites, blends classic ambience with state-of-the-art amenities. Minutes away from the city's arts & entertainment districts, the AAA Five Diamond hotel features two restaurants and two lounges, a fully equipped fitness centre with indoor pool, high-speed Internet access in all guestrooms and 20,000 square feet of versatile meeting and function space.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels in Canada and two in the United States, consisting of over 10,500 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Washington, D.C.

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Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca